Exhibit 99.1

Cellect Biotechnology Reports Second Quarter 2021 Financial and Operating Results

Strategic Merger Transaction Remains on Track to Close During the 2021 Third Quarter

Tel Aviv, Israel August 24, 2021 – Cellect Biotechnology Ltd. (NASDAQ: "APOP"), a developer of innovative technology that enables the functional selection of stem cells, today reported financial and operating results for the second quarter ended June 30, 2021, and provided an update on the proposed strategic merger with privately-held Quoin Pharmaceuticals and recent clinical news

On August 12, the Securities and Exchange Commission (SEC) declared effective the Company’s Form F-4 in connection with the proposed strategic merger with Quoin Pharmaceuticals. Quoin is a specialty pharmaceutical company focused on rare and orphan diseases. Quoin’s leadership team is made up of industry veterans, with extensive relevant executive experience and proven records of recent success in the pharmaceutical industry. Additional information regarding the proposed strategic merger can be found in the proxy statement that was been filed with the SEC.

The Company has scheduled a Special General Meeting of Shareholders on September 19, 2021, to vote on the proposed strategic merger, and all shareholders and American Depositary Share (the “ADSs”) holders of Cellect Biotechnology Ltd. as of close of business on August 19, 2021, are entitled to vote at the special meeting.

Second Quarter and Recent Clinical Highlights

●	Reported positive data from the Company's open label Phase 1/2 clinical trial of its ApoGraft™ technology in Israel:

o	All eleven patients enrolled for the trial were successfully transplanted

o	The primary objective, safety and tolerability was met and there was no procedure related adverse events (AEs) reported during the course of the study

“I am pleased with the team’s laser-like focus as we are executing a dual track effort to complete the transaction with Quoin and ensure the seamless transition of our intellectual property (IP) and clinical program to privately-held EnCellX, a U.S. based company that will aim to develop and commercialize our technology,” commented Dr. Shai Yarkoni, Chief Executive Officer. “We achieved important milestones during the quarter, including the F4 filing as it gets us one step closer to completing the transaction with Quoin. Additionally, the positive top line data we reported from the Israel study validated our technology and is generating momentum as we launch our U.S. clinical program.

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Separately, Yaron Ben-Oz, CPA, will be joining the Company as Chief Financial Officer, effective September 1, 2021. Mr. Ben-Oz has over 20 years of financial executive positions in public and private companies and was previously at EY Israel. In June, the Company disclosed that Eyal Leibovitz, the current CFO, planned to leave on August 31, 2021. Following the closing of the strategic merger with Quoin, Mr. Ben-Oz will continue serving as the CFO of Cellect Biopharmaceuticals Ltd. the post-merger subsidiary of EnCellX Inc.

Second Quarter Financial Results:

●	Research and development (R&D) expenses for the second quarter were $0.42 million compared to $0.42 million in the second quarter of 2020.

●	General and administrative (G&A) expenses for the second quarter were $0.86 million compared to $0.65 million in the 2020 second quarter. This year’s G&A expenses included higher professional services fees in connection with the proposed strategic merger with Quoin.

●	Finance expenses for the second quarter of 2021 were $0.43 million compared to finance expenses of $1.63 million in the second quarter of 2020.

●	Total comprehensive loss for the second quarter was $1.7 million, or $0.004 per share compared total comprehensive loss of $2.7 million, or $0.007 per share, in the second quarter of 2020.

*	For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on June 30, 2021 (U.S. $1 = NIS 3.26).

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) is developing a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of cell-based therapies.

The Company's products are expected to provide researchers, clinicians and pharmaceutical companies with the tools to rapidly isolate specific cells in quantity and quality, allowing cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's lead product is currently in FDA approved clinical trial is aimed at bone marrow transplantations in cancer treatment.

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Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; or maintain its current operations; uncertainties involving any strategic transaction the Company may decide to enter into as the result of its current efforts to explore new strategic alternatives; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; and the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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Cellect Biotechnology Ltd.

Consolidated Statement of Operation

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2021	2021	2020	2021	2020
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	831	2,710	2,901	1,382	1,364

General and administrative expenses	1,830	5,967	4,703	2,797	2,116

Operating loss	2,661	8,677	7,604	4,179	3,480

Financial expenses (income) due to warrants exercisable into shares	430	1,401	3,807	1,167	4,697

Other financial expenses (income), net	(71)	(233)	(55)	233	627

Total comprehensive loss	3,020	9,845	11,356	5,579	8,804

Loss per share:

Basic and diluted loss per share	0.008	0.025	0.034	0.014	0.024

Weighted average number of shares outstanding used to compute basic and diluted loss per share	391,486,542	391,486,542	338,182,275	392,024,006	365,428,101

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Cellect Biotechnology Ltd.

Consolidated Balance Sheet Data

	Convenience
	translation
	June 30,	June 30,	December 31,
	2021	2021	2020
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	2,673	8,714	16,964
Other receivables	350	1,141	284

	3,023	9,855	17,248
NON-CURRENT ASSETS:
Restricted cash	99	322	322
Right of use - Assets under operating lease	153	499	705
Other long-term receivables	15	50	72
Property, plant and equipment, net	322	1,051	1,232

	589	1,922	2,331

	3,612	11,777	19,579
CURRENT LIABILITIES:
Trade payables	150	490	389
Other payables	742	2,419	2,228
Lease liabilities	112	366	369
	1,004	3,275	2,986
NON-CURRENT LIABILITIES:
Warrants to ADS	791	2,577	1,222
Lease liability	62	202	391
	853	2,779	1,613
EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2020 and June 30, 2021; Issued and outstanding: 390,949,079*) and 392,173,679*) shares as of December 31, 2020 and June 30, 2021, respectively.	-	-	-
Additional Paid in Capital	38,955	126,996	126,838
Share-based payments	5,196	16,938	16,508
Treasury shares	(2,891)	(9,425)	(9,425)
Accumulated deficit	(39,505)	(128,786)	(118,941)

	1,755	5,723	14,980

	3,612	11,777	19,579

*)	Net of 2,641,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd.

Consolidated Cash Flow Data

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2021	2021	2020	2021	2020
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Total comprehensive loss	(3,020)	(9,845)	(11,356)	(5,579)	(8,804)

Adjustments to reconcile net loss to net cash used in operating activities:
Exchange rate difference	72	232	5	(231)	700
Net financing expenses	8	25	37	16	18
Depreciation of Right of use - Assets under operating lease	63	206	183	101	92
Depreciation	56	181	170	89	84
Changes in fair value of warrants	430	1,403	3,807	1,169	4,697
Share-based payment	132	430	829	206	468
Decrease (increase) in other receivables	(256)	(835)	(473)	492	(544)
Increase (decrease) in other payables	89	292	(753)	(377)	(1,621)
Interest received during the period	3	8	35	3	23
Net cash used in operating activities	(2,423)	(7,903)	(7,516)	(4,111)	(4,887)

Cash flows from investing activities:
Restricted cash, net	-	-	(2)	-	2
Sale (Purchase) of property, plant and equipment	-	-	31	-	(3)
Net cash provided by investing activities	-	-	29	-	(1)

Cash flows from financing activities:
Exercise of warrants and stock options into shares	34	110	4,707	110	4,684
Leases liabilities	(66)	(214)	(212)	(108)	(108)
Issue of share capital and warrants, net of issue costs	-	-	9,194	-	71
Net cash provided (used) by financing activities	(32)	(104)	13,689	2	4,647
Exchange differences on balances of cash and cash equivalents	(76)	(243)	(39)	228	(721)
Increase (decrease) in cash and cash equivalents	(2,531)	(8,250)	6,163	(3,881)	(962)
Balance of cash and cash equivalents at the beginning of the period	5,204	16,964	18,106	12,595	25,231
Balance of cash and cash equivalents at the end of the period	2,673	8,714	24,269	8,714	24,269

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